

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Alan Collier
Chief Executive Officer
ENDONOVO THERAPEUTICS, INC.
6320 Canoga Avenue
15th Floor
Woodland Hills, CA 91367

      Re: ENDONOVO THERAPEUTICS, INC.
         Registration Statement on Form S-1
         Filed January 7, 2019
         File No. 333-229146

Dear Mr. Collier:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Todd Schiffman at 202-551-3491 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Healthcare & Insurance